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December 6, 2006

John T. McKenna

Ms. Barbara C. Jacobs	T: (650) 843-5059
Ms. Maryse Mills-Apenteng	jmckenna@cooley.com
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:	Vitria Technology, Inc.
Preliminary Transaction Statement on Schedule 13E-3
File No. 5-58159
Filed October 20, 2006

Preliminary Proxy Statement on Schedule 14A
File No. 0-27207
Filed October 20, 2006
Dear Ms. Jacobs and Ms. Mills-Apenteng:
     On behalf of our client Vitria Technology (“Vitria” or the “Company”), we have filed Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A on December 5, 2006 (the “Schedule 14A Amendment”) in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 21, 2006 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed on October 20, 2006 (the “Schedule 14A”) and the Company’s Preliminary Transaction Statement on Schedule 13E-3 filed on October 20, 2006 (the “Schedule 13E-3”).
     We have set forth below our responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter for your convenience. Capitalized terms used in the response that are not defined in this letter have the meanings given to them in the Schedule 14A Amendment.
Schedule 13E-3
1.	Tell us what consideration was given as to whether the Chang Family Trust is an affiliate engaged in the transaction for purposes of Rule 13e-3 and should be named as filing persons on the Schedule 13E-3. For guidance, refer to Section II.D.3 of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov. If you do not believe the Chang Family Trust should be a filing person, your analysis should describe the relationship of the Trust assets to filing persons and other affiliates of Vitria. Alternatively, revise to include this entity as a filing person and note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to
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include all of the information required by Schedule 13E-3 and its instructions for any filing person added in response to this comment. For example, include a statement as to whether the Trust believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which it relied in reaching such a conclusion.

The disclosure has been revised on page 33 of the Schedule 14A Amendment and based upon such disclosure Vitria respectfully submits that The Change Family Trust should not be named as a filing person on the Schedule 13E-3.
Schedule 14A
General
2.	Update the financial statements and the document to provide the latest available information. To the extent possible, fill in all information you currently omit, including information relating to the record date. If the information you provide may change prior to filing definitive materials, include brackets to indicate this.

The disclosure has been revised on pages 61 and 62 of the Schedule 14A Amendment in response to the Staff’s comment. Vitria respectfully notes that the Company has not selected a record date or set a meeting date, but intends to do so when it believes it has substantially completed the comment process with the Commission.

3.	We reference your disclosure indicating that shareholders may vote by telephone or via the Internet. We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Vitria respectfully acknowledges and confirms its understanding of the requirements noted in the Staff’s comment.

4.	Please delete the phrase “qualified in its entirety” in referring to the opinion of the financial advisor. This phrase appears inconsistent with your obligation to provide a description of the financial advisor’s opinion in the proxy statement that is materially complete. Similarly, it is inappropriate to disclose that the summary in this section “does not purport to be a complete description of the analyses performed.” We note that you have included similar disclaimers with respect to your discussion of appraisal rights and the merger agreement. Disclaimers of this type appear to be inconsistent with the requirement that all material information be provided in your proxy material. Please revise.

The disclosure has been revised on pages 27, 28, 32, 42, 44, 49 and 51 of the Schedule 14A Amendment in response to the Staff’s comment.
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5.	We note your references in this section to both a Strategic Committee and a Special Committee. Please confirm that your use of the term “Special Committee” is intended to refer to the Strategic Committee. If so, please revise to use a single term to refer to the committee. If not, please advise.

Vitria confirms that its use of the term “Special Committee” in the Schedule 14A was intended to refer to the Strategic Committee. The disclosure has been revised on pages 3, 18 and 20 of the Schedule 14A Amendment in response to the Staff’s comment.

6.	Please ensure that the form of proxy is clearly identified as a preliminary version. Refer to Rule 14a-6(e)(1).

The “PRELIMINARY COPY — SUBJECT TO COMPLETION” disclosure on the Letter to the Stockholders and the Notice of Special Meeting in the Schedule 14A Amendment has been revised to be in large, bold red font and has been included on the form of proxy card in response to the Staff’s comment.
Letter to Shareholders and Notice of Special Meeting
7.	Please note that the letter to shareholders, the notice of special meeting, the summary term sheet and the questions and answers section should not merely repeat information already provided in any one of these sections. As an example, please revise the paragraph describing the role of the strategic committee in the Notice of Special Meeting, which is repetitive of the information in the Letter to Shareholder. Similarly, revise repetitive disclosure relating to the required vote in the Notice, the Summary Term Sheet and the Q&A section, the voting agreement on pages 3 and 7, and elsewhere as appropriate.

The disclosure has been revised on the Letter to the Stockholders, the Notice of Special Meeting and on pages 3, 4 and 7 of the Schedule 14A Amendment in response to the Staff’s comment.

8.	We note your reference in the Letter to Stockholders and Notice of Special Meeting to the term “parent group,” which term is defined in the summary term sheet but not in the letter or the notice. The same is true of the term “appraisal shares.” Please revise to include a definition of these terms in the letter and the notice, as appropriate.

The disclosure has been revised on the Letter to the Stockholders and the Notice of Special Meeting in the Schedule 14A Amendment in response to the Staff’s comment.
Summary Term Sheet, page 1
9.	In the Letter to Stockholders, Notice of Special Meeting, and in other places in the proxy filing, certain parties state that the transaction is fair to Vitria’s stockholders, or is fair to Vitria’s stockholders “other than Vitria, the Parent Group and holders of Appraisal
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Shares,” or is fair to the holders of Vitria’s common stock “other than Vitria, Innovation Technology, members of the Parent Group and any of their respective direct or indirect subsidiaries, the Chang Family Trust and holders of the Appraisal Shares.” Revise any such statements to indicate the belief of the applicable party as to the fairness of the transaction to your unaffiliated shareholders. Similarly, the section entitled “Position of Vitria as to the Fairness of the Merger” on page 2 in the summary term sheet must be similarly revised, as it refers only to Vitria shareholders generally. See Item 1014(a) of Regulation M-A and Q&A No. 19 in SEC Release No. 34-17719 (Apr. 13, 1981).

The disclosure has been revised on the Letter to the Stockholders, the Notice of Special Meeting and pages 2, 3, 24, 27, 34, 37 and 46 of the Schedule 14A Amendment in response to the Staff’s comment. Vitria respectfully notes that the Jefferies Broadview opinion excludes The Chang Family Trust as explained on pages 3 and 33.

10.	Please include in this summary term sheet a subsection regarding your Strategic Committee. Disclose the members of that committee, any limitations placed on the authority of the committee, and any arrangements for compensating the individuals who served on the committee.

The disclosure has been revised on page 2 of the Schedule 14A Amendment in response to the Staff’s comment.
Merger Consideration, page 1
11.	State here the total amount of consideration that is expected to be paid in the merger.

The disclosure has been revised on page 1 of the Schedule 14A Amendment in response to the Staff’s comment.
Interests of Our Directors and Executive Officers in the Merger, page 3
12.	Please disclose in the summary section, preferably in tabular form, the aggregated compensation and/or benefits, including cash and securities, to be received by each of your directors and executive officers, including compensation to be received by members of the strategic committee, in connection with the merger transaction.

The disclosure has been revised on page 4 of the Schedule 14A Amendment in response to the Staff’s comment.
The Merger Agreement, page 5
13.	Please briefly disclose in this section the “certain limitations” with respect to other acquisition transactions, the “specified conditions” to completion of the merger, and the “specified circumstances” that allow for termination of the merger.
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The disclosure has been revised on page 6 of the Schedule 14A Amendment in response to the Staff’s comment.
Questions and Answers, page 7
14.	Disclose how shareholders will be informed of the results of the shareholder vote. Note that you are required to report promptly the results of the Rule 13e-3 transaction as a final amendment to the Schedule 13E-3. See Rule 13e-3(d)(3).

The disclosure has been revised on page 9 of the Schedule 14A Amendment in response to the Staff’s comment.

15.	In addition, include disclosure discussing Vitria’s plans in the event that shareholders vote against the merger.

The disclosure has been revised on page 9 of the Schedule 14A Amendment in response to the Staff’s comment.

16.	In your Q&A regarding the stockholder vote required to adopt the merger agreement, in light of the voting agreements, please disclose the remaining number and percentage of shares that must be voted in favor of the merger agreement to approve the proposal. Please also disclose your expectations with regard to the shares held by the Chang Family Trust. Please disclose that the terms of the merger do not require the approval of at least a majority of your unaffiliated shareholders. See Item 1014(c) of Regulation S-K.

The disclosure has been revised on pages 7 and 8 of the Schedule 14A Amendment in response to the Staff’s comment.
Caution Regarding Forward-Looking Statements, page 9
17.	Securities Act Section 27A(b)(1)(E) and Exchange Act Section 21E(b)(1)(E) expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with a going private transaction. Your reference to the Private Securities Litigation Reform Act of 1995 is inappropriate. Delete all references to the Litigation Reform Act as it relates to disclosure in the proxy statement, and include a statement that forward-looking statements made in any documents incorporated by reference or otherwise made in relation to the merger are not protected under the safe harbors of the Reform Act.

The disclosure has been revised on page 11 of the Schedule 14A Amendment in response to the Staff’s comment.
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18.	We note that in the second paragraph you refer generally to a discussion “of these and other risk factors” in your filings with the SEC “on Forms 10-K, 10-Q and 8-K.” As readers cannot be expected to review an unlimited number of your periodic reports, please revise the disclosure to specify which reports you are referring to.

The disclosure has been revised on pages 11 and 12 of the Schedule 14A Amendment in response to the Staff’s comment.
The Companies, page 9
19.	Please identify Dr. Chang and Dr. Skeen by their positions on Vitria’s board of directors and, in the case of Dr. Skeen, as Vitria’s current chief executive officer.

The disclosure has been revised on page 13 of the Schedule 14A Amendment in response to the Staff’s comment.

20.	Please also expand your description of the companies to disclose their year and jurisdiction of incorporation.

The disclosure has been revised on page 13 of the Schedule 14A Amendment in response to the Staff’s comment.
Special Factors, page 9
Past Contacts, Transactions, Negotiations and Agreements, page 9
21.	This section will require significant revision. In revising your discussion, please avoid generic descriptions of the negotiations such as the statement that “Between August 1, 2006 and August 3, 2006, representatives of Vitria and Entity A negotiated ... a letter of intent regarding the proposed transaction” and instead describe the nature of the matters discussed, if material. As another example, see the statement on page 14 that reads: “From August 18 2006 through September 20, 2006, representatives ... engaged in discussions and negotiations regarding the terms of a potential transaction ...” Revise to provide meaningful context to your references to “the Strategic Committee discussed the status of the Strategic process” and the board was given “an update” of the status or terms of the strategic process.

The disclosure has been revised on pages 15 through 23 of the Schedule 14A Amendment in response to the Staff’s comment.
Transactions with QilinSoft LLC, page 9
22.	Please revise to provide a materially complete discussion regarding the asset sale agreement with QilinSoft LLC. Your disclosure should clearly explain the reasons for the sale at that time and identify who initiated the negotiations and the payment terms of the
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asset sale. In addition, for each of the license agreement, development agreement, marketing agreement, and professional services agreement, disclose any payment arrangements between QilinSoft and Vitria. Disclose when the independent committee that approved the QilinSoft agreements was formed and clarify whether it is a standing committee that continues to operate. Identify the members of the committee and disclose any compensation paid to each committee member. See Items 1005(b) and (c) of Regulation M-A and the corresponding instruction to these paragraphs.

The disclosure has been revised on pages 13 and 14 of the Schedule 14A Amendment in response to the Staff’s comment.

23.	You state that it has been a regular part of your business to consider business opportunities from time to time, including “strategic acquisitions, business combinations, investments, licenses, development agreements and joint ventures.” You state further that on November 3, 2005 the board adopted a resolution to create a strategic committee to review, evaluate, investigate and negotiate the terms of a possible transaction involving change of control of Vitria. Please elaborate on this discussion to explain why the board and management undertook such activities at that time, as opposed to any other time. Additionally, please explain why the board formed a strategic committee to solely consider change of control transactions and not any of the above-mentioned business opportunities.

The disclosure has been revised on page 15 of the Schedule 14A Amendment in response to the Staff’s comment.

24.	We refer to your references to “various strategic alternatives” contemplated by the board. Please expand your disclosure to discuss the alternatives considered, including the benefits and risks associated with each, and the reasons why each was rejected in favor of the current transaction. See Item 1013(b) of Regulation M-A.

The disclosure has been clarified on page 15 of the Schedule 14A Amendment to state that the board of directors was considering the whether to engage in a change of control transaction or whether to continue to operate in accordance with Vitria’s business plan. We also supplementally advise the Staff that Vitria also approved a restructuring plan which will be completed without regard to whether a change of control occurs, as clarified on pages 19 and 20 of the Schedule 14A Amendment.

25.	Please expand to disclose “Vitria’s financial model,” “going forward strategy,” and “future operating plan” that was discussed by the board in May 2006.

Please see our response to comment 24.

26.	You state that following authorization from the Strategic Committee on April 20, 2006, you imposed a deadline of May 10, 2006 for the 13 potential buyers to provide a written, preliminary and non-binding indication of interest. You also state that by May 10, 2006,

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11 of the 13 potential bidders had informed Jefferies Broadview that they would not be making bids. Please expand your disclosure to explain why you chose to allow bidders only 20 days to evaluate your business and make financing arrangements in connection with any possible transaction with Vitria. Please disclose whether any of the 11 bidders who dropped out expressed concern with the timing you imposed. If any of the 11 bidders disclosed any other reason for not making bids, please disclose this information.

The disclosure has been revised on pages 16 and 17 of the Schedule 14A Amendment in response to the Staff’s comment.

27.	We refer you to your disclosure on page 12 regarding meetings held between June 12 and July 19, 2006. Please include a description of the “restructuring that Vitria was planning to undertake regardless of whether it entered into a change of control transaction.” Tell us whether the restructuring will still be undertaken upon completion of the current transaction.

The disclosure has been revised on pages 19 and 20 of the Schedule 14A Amendment in response to the Staff’s comment.

28.	We note your statement that “On August 1, 2006, the Strategic Committee approved Vitria entering into an agreement providing for exclusive negotiations with Entity A in light of the fact that no other potential bidder had submitted a bid and the Special Committee did not expect that any other bid would be submitted.” Given your prior deadline of May 10, 2006, please clarify the bidding process. Were other parties allowed to submit bids, and did you solicit any bids subsequent to the May 10th deadline? What was the basis for the belief that no other bid would be submitted?

The disclosure has been revised on page 20 of the Schedule 14A Amendment in response to the Staff’s comment.

29.	You state that Jefferies Broadview made initial contact with 59 bidders during the period from February 16 to July 28, 2006 and that meetings were held with 17 parties regarding potential acquisition transactions. You further state that by April 13, 2006, the company received indications of interest from 13 potential buyers and that the company continued to contact other potential buyers outside of those participating in the Bid Process. Finally, you state that by August 1, 2006, you did not expect that any other bid would be submitted. Revise your disclosure throughout this section to provide additional information about the negotiations process. For example, explain in better detail what reasons were cited regarding why only 2 of 59 potential bidders actually made bids.

The disclosure has been revised on pages 15 through 23 of the Schedule 14A Amendment in response to the Staff’s comment.

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30.	See the comment immediately above. Clarify your disclosure that Entity A was the lead bidder. If Entity B made a bid in the first round of the Bid Process, disclose what the bid was. In addition, explain the relationship, if any, between Entity A and Entity B prior to the bidding process and how Entity A and B joined together to become a joint buyer. Disclose any prior relationships between Entity A and Entity B on the one hand, and each of the parties to this going private transaction on the other hand. Finally, provide a brief description of Entity A and Entity B, such as whether they are persons or entities, the type of business in which they are engaged, and their size.

The disclosure has been revised on pages 17 and 18 of the Schedule 14A Amendment in response to the Staff’s comment.

31.	Discuss the roles Doctors Chang and Skeen played in the negotiations, particularly in proposing or negotiating any of the terms, and identify the meetings in which either participated. Disclose whether either Dr. Chang or Dr. Skeen took part in any votes in connection with the sale of the company or whether either party recused himself or herself, at any point, from participating in the decision-making process on behalf of Vitria.

The disclosure has been revised on page 16 of the Schedule 14A Amendment in response to the Staff’s comment. Vitria also supplementally advises the Staff the only vote relating to the transaction taken by the board of directors is the final vote approving the transaction, which is described on page 23 of the Schedule 14A Amendment. As noted on page 23 of the Schedule 14A Amendment, Dr. Chang was not present at the meeting, Dr. Skeen was present at the meeting and the transaction was unanimously approved by all uninterested directors present and with Dr. Skeen abstaining.

32.	You state that the initial bid received in the bid process, after taking into account the balance sheet adjustment, was estimated to be $3.02 per share, and went as low as $2.72, which amount the board viewed as “insufficient” and was subsequently revised to $2.78 subject to certain adjustments. Expand your disclosure to explain how the board came to its conclusion that these bid prices were “insufficient,” especially in light of the fact that Vitria’s stock price traded below $2.99 at all times after May 11, 2006 and was as low as $2.68 at the end of May 2006. Explain how the strategic committee and board were able to conclude that the subsequent offer of $2.75 per share obtained in the September 20, 2006 negotiation meeting was in the best interest of and fair to the unaffiliated shareholders.

The disclosure has been revised on pages 17 through 23 of the Schedule 14A Amendment in response to the Staff’s comment. Vitria also supplementally advises the Staff that the Strategic Committee never definitively determined that these prices were “insufficient” but rather, as a negotiating tactic, conveyed to Entity A that it needed to improve its bid, which Entity A then did.

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33.	Please include a discussion of the background conversations/meetings between Dr. Chang and any member of the Strategic Committee, the board or management that led to the delivery of Dr. Chang’s proposal on August 14, 2006. The discussion should identify who initiated and who participated in these conversations. Also, tell us how Dr. Chang, as a member of the board, was able to deliver a proposal despite the mentioned Exclusivity Agreement between Vitria and Entity A. Additionally, it is unclear exactly when Dr. Skeen joined Dr. Chang’s proposal. Please revise to describe these conversations/ negotiations.

The disclosure has been revised on pages 20 and 21 of the Schedule 14A Amendment in response to the Staff’s comment.

34.	Please also discuss how the $3.00 per share initial proposal, subject to the $52 million cash requirement as adjusted, delivered by Dr. Chang on August 14, 2006, was selected. Did Dr. Chang consult with financial advisors in the preparation of this offer? If so, provide the information required by Item 1015(a) through (c) of Regulation M-A.

The disclosure has been revised on pages 20 and 21 of the Schedule 14A Amendment in response to the Staff’s comment.

35.	We note that Jefferies Broadview, at the direction of the Strategic Committee, sent a counter proposal to Dr. Chang on August 15, 2006. Please disclose whether this counter proposal was presented to Entity A as well, and if not, why not.

The disclosure has been revised on page 21 of the Schedule 14A Amendment in response to the Staff’s comment.

36.	Please note that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, received by the company or any affiliates from any third party and materially related to this offer, constitutes a separate Item 1015 report that must be described in detail in the document and filed as an exhibit to Schedule 13E-3. This requirement includes final and preliminary reports. For example, file copies of the written materials provided to the Strategic Committee by financial advisor Jefferies Broadview at the May 5, 2006 meeting and any updates provided by Jefferies Broadview. In addition, file as an exhibit to the Schedule 13E-3 any materials prepared by Jefferies Broadview that were used in preparation of its opinion dated September 20, 2006 that were delivered to the board of directors or the Strategic Committee. Describe such materials in reasonable detail in the proxy statement. See Charles L. Ephraim (Sept. 30, 1987); In re Meyers Parking System Release No. 34-26069 (Sept. 12, 1988).

Vitria respectfully acknowledges the Staff’s comments and will provide the requested information supplementally and confidentially under separate cover.

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37.	We note your statement that, “On August 24, 2006, the Strategic Committee approved the formation of Innovation Technology Group, Inc. and its making of an offer to Vitria.” Please explain why a special committee of Vitria’s board would be involved in the approval of the formation of an entity wholly owned by Dr. Chang and Dr. Skeen.

The disclosure has been revised on page 22 of the Schedule 14A Amendment to clarify that this approval was necessary in light of Section 203 of the Delaware General Corporation Law.
Reasons for the Merger of Vitria and Recommendation of the Board of Directors, page 16
38.	If a filing person relied on the Item 1014(b) analysis of another, it must expressly adopt the conclusion and analyses of the party that performed the analysis in order to fulfill its disclosure obligation. If filing persons intend to adopt the analysis of your financial advisor, please specifically disclose this but note that a filing person cannot insulate itself from liability by relying upon another’s analysis. See Item 1014(b) of Regulation M-A and Question and Answer Nos. 5 and 21 of Exchange Act Release No. 17719.

The disclosure has been revised on pages 25, 26 and 34 through 37 of the Schedule 14A Amendment in response to the Staff’s comment. Vitria also supplementally advises the Staff that the Vitria board of directors expressly authorized the Strategic Committee to determine whether the proposed transaction is fair to, and in the best interests of, the unaffiliated stockholders of Vitria. Under Section 141(e) of the Delaware General Corporation Law, members of the Vitria board of directors may validly rely on the Strategic Committee’s determinations in this regard. Accordingly, we respectfully submit that the Vitria board of directors is not required to specifically adopt the analyses of the Strategic Committee.

39.	All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed. Revise the discussion of the Strategic Committee’s fairness determination to address all of these factors or to explain why the Strategic Committee did not consider any particular valuation technique. To the extent the Committee is relying on the analysis of its financial advisor to satisfy any of its Item 1014 obligations, it must specifically adopt such analysis. Provide the same expanded disclosure as to each filing person on the Schedule 13E-3. See Instruction 2 to Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

The disclosure has been revised on pages 25 and 26 of the Schedule 14A Amendment in response to the Staff’s comment.

40.	See our last comment above. We note the disclosure on page 27 that Innovation Technology, Merger Sub and the Parent Group did not consider net book value or liquidation value to be material in rendering a conclusion as to the substantive fairness of the transaction because they do not accurately reflect Vitria’s value “in light of the nature

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of its business and assets.” Your revised disclosure should be more specific about why these valuation methodologies were not considered in the context of this transaction. In addition, tell us what the net book value and liquidation value of the company were.

The disclosure has been revised on pages 34 through 37 of the Schedule 14A Amendment in response to the Staff’s comment.

41.	See the last two comments above. Expand the disclosure on page 27 to explain why Innovation Technology, Merger Sub and the Parent Group did not consider the going concern value of the company.

The disclosure has been revised on page 35 of the Schedule 14A Amendment in response to the Staff’s comment.

42.	Please explicitly state the board’s view as to the procedural fairness and the substantive fairness of the transaction to unaffiliated security holders. Your discussion of fairness should provide an analysis based on both substantive fairness as outlined in Instruction 2 of Item 1014 of Regulation M-A and procedural fairness as outlined in Item 1014 (c) — (f) of Regulation M-A. To the extent the board believes the transaction to be procedurally fair, the revised disclosure should expressly address how such a conclusion was reached given the absence of any of the factors in Items 1014(c)-(e) of Regulation M-A.

The disclosure has been revised on pages 25 and 26 of the Schedule 14A Amendment in response to the Staff’s comment. Vitria respectfully notes, however, that the factor described in Item 1014(e) is, in fact, present in this transaction and as to factor (d), the Strategic Committee is comprised entirely of directors who are not employees of Vitria and are not members of the Parent Group and the fairness opinion was delivered by a financial advisor to, and selected by, the Strategic Committee.

43.	Disclose whether the board, in formulating its recommendation, considered the 180-day average trading price of Vitria common stock, which we note is $2.79 and tell us how the board deemed the transaction to be fair in light closing prices in excess of $2.75 in the days immediately prior to the execution of the merger agreements on September 21, 2006.

The disclosure has been revised on page 26 of the Schedule 14A Amendment in response to the Staff’s comment.
Opinion of the Financial Advisor to Vitria’s Strategic Committee, page 18
44.	We note your disclosure in the bulleted list on page 19 that Jefferies Broadview reviewed “certain internal and financial operating information,” including financial projections, and “conducted other financial studies, analyses and investigations” it deemed appropriate. Please note that any non-public information provided to Jefferies Broadview in

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performing its analysis should be summarized in the filing. Please also confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Jefferies Broadview that it used to formulate its opinion, including the specific assumptions outlined in Jefferies Broadview’s fairness opinion and report.

We respectfully submit that the only non-public information provided to Jefferies Broadview that it used to perform the financial analysis supporting its fairness opinion was the 2006 and 2007 financial projections provided by Vitria and disclosed on page 63 of the Schedule 14A Amendment.

45.	For each of the analyses, we note that you have described broadly the factors used to determine the comparable companies and comparable transactions used in your analysis. For each of the analyses, please tell us whether any additional companies or transactions fit within your criteria but were not analyzed, and if so, why not.

The comparable transactions were selected from Jefferies Broadview’s proprietary database and no comparable companies or transactions were intentionally omitted. Motive Corporation, which Jefferies Broadview had used as a public company comparable during some earlier presentations to the Special Committee, was not used as it had not reported results since mid-2005.

46.	Jefferies Broadview’s material analysis must disclose whether each particular factor favored or detracted from the conclusion that the overall transaction was fair. For example, the Transaction Premiums Paid Analysis states that Jefferies Broadview compared premiums paid in other selected merger transaction to that paid to Vitria shareholders. Revise this and the other comparisons to discuss whether the facts and analysis conducted favored or detracted from Jefferies Broadview overall fairness opinion. For each analysis performed, explain the significance of each finding and how the results support the final determination that the $2.75 cash-out price is substantively fair. Disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction. We note, for example, that several analyses resulted in median implied per-share values greater than the $2.75 per-share consideration offered. How did the fairness advisory consider this and results like it in reaching the fairness determination?

We respectfully submit that, as noted on page 32 of the Schedule 14A Amendment:
“In arriving at its opinion, Jefferies Broadview considered the results of all of its analyses as a whole and, except as expressly noted above, did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Jefferies Broadview believes that selecting any portion of its analysis, without considering all analyses, would create an incomplete view of the process underlying its opinion.”

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Jefferies Broadview’s analysis does not purport to make a determination as to whether a particular outcome favored or detracted from Jefferies Broadview’s conclusion regarding fairness. Jefferies Broadview’s analysis was solely limited to the performance of specified financial analyses and reporting whether each analysis indicated a result that was within a range of fairness. These conclusions were reviewed by Jefferies Broadview as whole and focusing on any particular analysis rather than all analyses taken together could be misleading. The price of $2.78 per share was within the range (above and below median values) for all valuation metrics except one, considered by Jefferies Broadview in its conclusion regarding fairness. These conclusions were reviewed by Jefferies Broadview as a whole and focusing on any particular analysis rather than all analyses taken together could be misleading. For example, in the premiums paid analysis, Vitria’s stock price, which is volatile due to its limited liquidity and small market capitalization, increased from $2.56 on September 12th to $2.78 on September 19th (the date used in the fairness opinion for the analysis), a gain of 8%. This resulted in the premium being below the range in the analysis. However, Jefferies Broadview has advised us that they believe a focus on this factor alone would be misleading because of the volatility of Vitria’s common stock price.

47.	Please quantify the “customary fees” paid and to be paid to Jefferies Broadview in connection with the merger transaction. See Item 1015(b)(4) of Regulation M-A. Please revise any references to Jefferies’ Broadview opinion and analyses appearing in the fairness discussions to disclose and quantify the payment that is contingent upon consummation of the merger. To the extent any arrangements or agreements have been entered into regarding future services to be rendered by Jeffries Broadview, please disclose. Also, disclose who determined the amount of the consideration. See Item 1015(b)(5) of Regulation M-A.

The disclosure has been revised on page 33 of the Schedule 14A Amendment in response to the Staff’s comment.
Position of Innovation Technology, Merger Sub and the Parent Group as to the Fairness of the Merger, page 26
48.	We note your indication here that Innovation Technology, Merger Sub and the Parent Group believe that the proposed merger is substantively and procedurally fair to Vitria’s shareholders based in part upon the same factors considered by the Strategic Committee. To the extent that these filing persons intend to adopt the analyses of the Strategic Committee and the board, each filing person must explicitly state this. Alternatively, please revise this discussion to reflect the analysis undertaken by each of these filing persons in arriving at their fairness determination. See Item 8 to Schedule 13E-3 and Q&A Nos. 5 and 20 of Exchange Act Release No. 17719 (April 13, 1981).

The disclosure has been revised on pages 34 through 37 of the Schedule 14A Amendment in response to the Staff’s comment.

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Financing, page 28
Source of Funds, page 28
49.	Please update us as to the status of Drs. Chang and Skeen’s discussions with potential lenders. Furnish the information required by Item 1007 of Regulation M-A.

The disclosure has been revised on page 37 of the Schedule 14A Amendment in response to the Staff’s comment.
The Merger Agreement, page 39
50.	Please delete the disclosure concerning “arm’s-length negotiations.” References to arm’s-length negotiations are inappropriate in a going private transaction.

The disclosure has been revised on page 49 of the Schedule 14A Amendment in response to the Staff’s comment.
Certain Projections, page 32
51.	On page 53, explain why the projections do not include revenue and expenses associated with a significant project for a single health care customer.

The disclosure has been revised on page 63 of the Schedule 14A Amendment in response to the Staff’s comment.
Annex B: Opinion of Jefferies Broadview, page B-1
52.	We note the following sentence in the opinion’s last paragraph on page B-3: “It is understood that this letter is for the information of the Special Committee” Please revise your proxy statement disclosure to clarify that shareholders have the right to rely on this opinion. In this regard, the statement on page 19 of the proxy statement that the fairness opinion was directed “solely” to the Strategic Committee should be modified. Also, confirm that your description and summary of the opinion and your reference to Jefferies Broadview is in a form deemed acceptable to the financial advisor or its counsel. We refer you to the last sentence of the opinion.

The disclosure has been revised on page 27 of the Schedule 14A Amendment in response to the Staff’s comment. Vitria confirms that the description and summary of the opinion and the reference to Jefferies Broadview is in an acceptable form to the Jefferies Broadview and its counsel.

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     Please direct any further questions or comments concerning the Amendment or this response letter to me at (650) 843-5059. Please direct any further facsimile communications to me at (650) 849-7400.

Sincerely,
/s/ John T. McKenna

John T. McKenna

cc:	M. Dale Skeen, Ph.D. — Vitria Technology, Inc.
Michael D. Perry — Vitria Technology, Inc.
Eric C. Jensen, Esq. — Cooley Godward Kronish LLP
David K. Michaels, Esq. — Fenwick & West LLP

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